Exhibit 8.1

List of Significant Subsidiaries of the Registrant

Significant Subsidiaries	Place of Incorporation
Atour Hotel (HK) Holdings, Ltd.	HK
Shanghai Atour Business Management Group Co., Ltd.	PRC
Shanghai Shankuai Information Technology Co., Ltd.	PRC
Shanghai Jiangduo Information Technology Co., Ltd.	PRC
Shanghai Chengduo Information Technology Co., Ltd.	PRC
Shanghai Rongduo Business Management Co., Ltd.	PRC
Shanghai Jiakuai Marerials Sales Co., Ltd.	PRC
Shanghai Qiaokuai Business Management Co., Ltd.	PRC